UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission file number 001-08226

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GREY WOLF DRILLING COMPANY
L.P. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GREY WOLF, INC.
10370 Richmond Ave. Suite 600
Houston, Texas 77042-4136

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are not applicable or not required.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Grey Wolf Drilling Company L.P. 401(k) Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4a — schedule of delinquent participant contributions for the year ended December 31, 2005 and supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Houston, Texas
June 15, 2006

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$24,154,612	$21,876,424
Participant contributions receivable	88,693	41,031
Company contributions receivable	54,064	23,955
Loan repayments receivable	—	11,435

Total assets	24,297,369	21,952,845

Net assets available for plan benefits	$24,297,369	$21,952,845

See accompanying notes to financial statements.

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Contributions:
Participant	$2,207,126	$1,834,473
Company	1,347,698	1,072,629
Rollover	34,680	36,078

Total contributions	3,589,504	2,943,180

Investment income (loss):
Net appreciation in fair value of common stock	485,643	323,291
Net appreciation (depreciation) in fair value of mutual funds	(16,201)	410,082
Net appreciation in fair value of collective trust funds	562,133	454,113
Interest and dividends	533,120	189,104

Total investment income	1,564,695	1,376,590
Transfer from other plan	—	125,574
Benefits paid to participants	(2,779,709)	(2,092,714)
Administrative and investment expenses	(29,966)	(12,915)

Net increase in net assets available for plan benefits	2,344,524	2,339,715
Net assets available for plan benefits:
Beginning of year	21,952,845	19,613,130

End of year	$24,297,369	$21,952,845

See accompanying notes to financial statements.

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	The Plan

The following brief description of the Grey Wolf Drilling Company L.P. 401(k) Plan (the Plan) is provided for general informational purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan covering all employees of Grey Wolf, Inc. (the Company or the Sponsor) who have one year of service and are age 18 or older except employees covered by a collective bargaining agreement and employees who are nonresident aliens with no United States source income. Effective April 1, 2002, the Company adopted the American Express Volume Submitted Plan #VS322434. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). On August 1, 2005, the Plan began being operated by Ameriprise Retirement Services as a result of a spin-off from American Express. In addition, funds styled AXP (American Express) were changed to RVS (River Source).

(b)	Transfer From Other Plan

In November 2004, the Patriot Drilling, Inc. 401(k) Profit Sharing Plan with net assets valued at $125,574 was merged into the Plan. The Patriot Drilling, Inc. 401(k) Profit Sharing Plan was acquired as a result of the Company’s acquisition of New Patriot Drilling Corp. on April 6, 2004.

(c)	Administration and Investments

The Plan is administered by the Company and advised by a committee (the Administrative Committee). American Express Trust Company was the name of the trustee of the Plan until August 1, 2005, when it changed its name to Ameriprise Trust Company.

During 2004 the Administrative Committee added one mutual fund and removed two mutual funds from the investment options. Participants can direct their accounts into eight mutual funds, five collective trust funds and Grey Wolf, Inc. common stock. Only 25% of the participant’s total contributions and Company matching contributions may be directed into Grey Wolf, Inc. common stock. Participants cannot transfer any portion of their account into Grey Wolf, Inc. common stock. Amounts may be transferred out of Grey Wolf, Inc. common stock; however, once amounts are transferred out they cannot be transferred back.

(d)	Contributions

The Plan provides for participant pre-tax contributions from 1% to 80% of covered compensation, subject to Internal Revenue Service (IRS) limitations and after-tax contributions from 10% to 15%. The total of pre-tax and after-tax contributions may not exceed 95%. Participants age 50 or older during the plan year may also elect to make a “catch-up” contribution, subject to certain IRS limits ($4,000 in 2005 and $3,000 in 2004). Company matching contributions were discretionary for the year ended December 31, 2004. With the adoption of the 401(k) Safe-Harbor Provisions effective January 1, 2005, Company matching contributions were mandatory. For both 2005 and 2004 the Company matched 100% of each participant’s contribution, up to the first 3% of covered compensation, plus 50% of the next 3% of covered compensation. “Catch-up” contributions are not
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
eligible for company matching contribution. Participants may also elect to rollover distributions from a former employer’s qualified retirement plan or individual retirement account.
(e)	Participant Accounts

Under the Plan, each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of investment income (loss), net of administrative expenses. Investment income (loss) allocations are based on the participant’s weighted average account balance during the period. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Participant Loans Receivable and Inservice Withdrawals

Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by, if any, the highest outstanding loan balance within the previous 12-month period or 50% of the participant’s vested account balance. Loans are secured by the balance in the participant account and bear interest at the prime rate at the end of the quarter plus 1%. Furthermore, loan repayments of amortized principal and interest must be made in level payments, not less frequently than quarterly and over a period not to exceed five years from the date of the loan, unless used to acquire a principal residence. As of December 31, 2005, interest rates range from 4.0% to 9.5%. Maturity dates on outstanding loans at December 31, 2005 range from January 2006 to July 2014.

The Plan provides for various in-service withdrawals, as defined.

(g)	Vesting

Participants are immediately vested in their contributions and the related earnings thereon. Effective January 1, 2005, employees are 100% vested in the Company’s contributions after one year of service. Prior to January 1, 2005, vesting in the Company’s matching contributions for terminated employees was 0% for less than one year of service, graduating 20% per year to 100% for five or more years of service. Upon death or permanent total disability, the participant or beneficiary become 100% vested in the Company’s contribution.

(h)	Payment of Benefits

On termination of service due to death, disability, retirement, or termination participants or their beneficiaries may elect to receive an amount equal to the value of the participant’s account in a lump sum.

Effective March 28, 2005, if the value of the participant’s vested account balance is $1,000 or less, excluding rollover account balances, no deferral of payment is allowed. Ameriprise Trust Company will notify the participant to submit a distribution request form within 30 days. If no form is received by the end of the notification period, Ameriprise Trust Company will automatically pay the distribution to the participant as soon as administratively feasible, withholding applicable federal and state taxes.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
If the value of the participant’s vested account balance is greater than $1,000, but not more than $5,000, excluding rollover account balances, no deferral of payment is allowed. Ameriprise Trust Company will notify the participant to submit a distribution request form within 30 days. If no form is received by the end of the notification period, Ameriprise Trust Company will automatically make a direct rollover of the participant’s vested account balance to the Plan’s designated independent retirement account provider as soon as administratively feasible after the notification period.

If the value of the participant’s vested account balance is greater than $5,000, excluding rollover account balances, the participant may elect to defer payment to a later date. If a participant does not take a distribution when he/she is eligible, he/she may take a distribution any time after he/she is eligible and must start taking distribution by the April 1st following the close of the year in which the participant turns age 70-1/2.

Prior to March 28, 2005, if the participant’s vested account balance was $5,000 or less, Ameriprise Trust Company automatically distributed the participant’s account.

Participants will receive their distribution from their Grey Wolf Inc. common stock account in a lump-sum cash payment.

When a participant terminates employment, he or she is entitled to withdraw his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future Company contributions. During 2005 and 2004, the Company did not utilize forfeitures to reduce Company contributions. Forfeitures available to reduce future Company contributions were $142,002 and $129,465 at December 31, 2005 and 2004, respectively.
(2)	Significant Accounting Policies
(a)	Accounting Basis

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits payments are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Administrative Expenses

Certain administrative expenses of the Plan may be paid by the Company at its discretion and, if not paid by the Company, shall be paid by the Plan. Quarterly investment, loan and withdrawal fees are paid by participants.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(d)	Valuation of Investments and Income Recognition

Investments in mutual funds and Grey Wolf, Inc. common stock are valued at fair value based on quoted market prices in an active market. Investments in the collective trust funds are valued at fair value based upon the quoted market values of the underlying assets where available. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis.

Interest is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as appreciation (depreciation) of the investments held at the end of the year.

(e)	Guaranteed Investment Accounts

Certain Plan assets were invested in the River Source Trust Income Fund II, formerly the American Express Trust Income Fund II, which is a collective trust fund investing in guaranteed investment contracts (GICs). The GICs are fully benefit-responsive and are recorded at contract value which approximates fair value. The effective yield of the River Source Trust Income Fund II was 3.68% and 3.31% for the years ended December 31, 2005 and 2004, respectively.
(3)	Investments

The following table represents fair value of individual investments which exceed 5% of the Plan’s net assets at December 31:

2005:
RiverSource Trust Income Fund II	$11,403,644
RiverSource Trust Midcap Growth Fund II	1,372,186
RVS New Dimension Fund	1,412,906
Artisan International Investors Fund	1,572,981
Goldman Sachs Core Fixed Income Fund	1,436,297
Van Kampen Equity Income Fund	1,296,098
Grey Wolf, Inc. — common stock	1,309,849
Participant loans	1,534,160

2004:
American Express Trust Income Fund II	$10,751,473
Goldman Sachs Core Fixed Income Fund	1,386,517
American Express Trust MidCap Growth Fund II	1,192,088
AXP New Dimension Fund	1,469,570
Van Kampen Equity Income Fund	1,131,380
Artisan International Investors Fund	1,285,012
Participant loans	1,506,666
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(4)	Risk and Uncertainties

The Plan invest in mutual funds, collective trust funds and Company common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term.

(5)	Grey Wolf, Inc. Common Stock

The administrator or the designated investment manager is entitled to exercise voting rights attributed to the shares of Grey Wolf, Inc. common stock, and will notify the trustee prior to the time that such rights are to be exercised. The Plan allows the Company the opportunity to sell treasury stock to the Plan. The purchase price paid by the Plan to the Company shall be the closing price on the date of purchase. No fees, commissions, or similar charges are paid by the Plan in conjunction with such purchases. During 2005 and 2004, the Plan purchased all shares of Grey Wolf, Inc. common stock in the open market.

(6)	Plan Termination

The Plan has been established to continue indefinitely. However, although it has not expressed any intent to do so, the Company has the right to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of termination, all amounts credited to the accounts of the participants become fully vested and shall be distributed upon satisfaction of all obligations of the Plan.

(7)	Tax Status

The Plan received a favorable determination letter from the IRS dated January 12, 2005, stating that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC). The Plan has been amended since receiving the determination letter; however, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2005 and 2004.

(8)	Related-Party Transactions

The Plan engaged in investment transactions with funds managed by American Express Trust Company, the trustee. The trustee is a party in interest with respect to the Plan. The Plan also holds shares of Grey Wolf, Inc. common stock, the Plan sponsor, and a party in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.
(Continued)

GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(9)	Delinquent Participant Contributions

As reported on schedule H, line 4a, schedule of delinquent participant contributions for the year ended December 31, 2005, certain participant contributions and participant loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2005. On February 2, 2006 the Company remitted $3 of lost interest on the delinquent loan repayments. On June 6, 2006, the Company remitted $183 of lost interest on the delinquent participant contributions.

(10)	Subsequent Events
(a)	Effective January 1, 2006, the Plan was amended to permit salaried employees the ability to participate the first of the month following the date of hire.

(b)	There was a blackout period between 3:00 p.m. February 27, 2006 and the morning of March 1, 2006 to allow for an additional mutual fund and the replacement and transfer of assets to three different mutual funds.

(c)	In May 2006, Ameriprise announced that the recordkeeping function of their business was in the process of being sold to Wachovia. The change is anticipated to be seamless since the current processing platform utilized by Ameriprise was owned by Wachovia.

Schedule 1
GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2005

	(b)		(d)
(a)	Relationship to plan,	(c)	Amount	(e)
Identity of	employer or other	Description of transaction,	on line	Lost
party involved	party-in-interest	including rate of interest	4(a)	Interest

Grey Wolf, Inc.	Plan sponsor	2005 participant contributions and loan	$2,120	$186
repayments not deposited to Plan in a
timely manner. (Interest rate: various)
It was noted that there were unintentional delays by the Company in submitting participant contributions and loan repayments in the amount of $1,974 and $146, respectively, to the trustee. On February 16, 2006 $3 of lost interest on the delinquent participant loan repayments were remitted to the trust. On June 2, 2006, $183 of lost interest on the delinquent participant contributions were remitted to the trust.
See accompanying report of independent registered public accounting firm.

Schedule 2
GREY WOLF DRILLING COMPANY L.P. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issue, borrower,		Current
lessor, or similar party	Description of investments	value

Interest-bearing cash (including money market accounts and certificates of deposit):
* River Source Trust	RVST Money Market II Fund	$19,348

Collective trust funds:
American Express Trust Company collective investment funds for Employee Benefit Trust:
* River Source Trust	446,659 units of River Source Trust Income Fund II	11,403,644
* River Source Trust	3,590 units of River Source Trust Short-Term Horizon (25:75) Fund	76,076
* River Source Trust	18,849 units of River Source Trust Medium-Term Horizon (50:50) Fund	501,139
* River Source Trust	8,373 units of River Source Trust Long-Term Horizon (80:20) Fund	236,492
* River Source Trust	73,905 units of River Source Trust MidCap Growth Fund II	1,372,186

	Subtotal collective trust funds	13,589,537

Mutual funds:
Goldman Sachs	145,669 units of Goldman Sachs Core Fixed Income Fund	1,436,297
* River Source Funds	71,287 units of RVS New Dimension Fund	1,412,906
* River Source Funds	35,920 units of RVS S&P500 Index Fund	173,137
AllianceBernstein	263,165 units of AllianceBernstein Growth and Income Fund	1,015,816
ABN-AMRO Asset Management	25,028 units of ABN AMRO/Montag & Caldwell Growth Fund	595,658
Brown Capital Management	6,364 units of The Brown Capital Management Small Company Fund	198,825
Van Kampen Investments	149,320 units of Van Kampen Equity Income Fund	1,296,098
Artisan Funds, Inc.	62,149 units of Artisan International Investors Fund	1,572,981

	Subtotal mutual funds	7,701,718

Common stock:
* Grey Wolf, Inc.	169,450 shares of Grey Wolf, Inc. common stock	1,309,849

Participant Loans:
* Participant Loans	Loans receivable bearing interest at rates from 4.00% to 9.50% and maturities ranging from January 2006 through July 2014	1,534,160

	Total investments (held at end of year)	$24,154,612

* Indicates a party in interest.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2006	GREY WOLF DRILLING
COMPANY L.P. 401(k) PLAN

BY: /s/ DONALD J. GUEDRY, JR.
Donald J. Guedry, Jr.
Vice President and Treasurer for
Grey Wolf, Inc. and
Grey Wolf Drilling Company L.P.
401(k) Plan Administrative Committee
Member

INDEX TO EXHIBITS

Exhibit number	Description

23.1	Consent of Independent Registered Public Accounting Firm